

Mail Stop 3030

October 14, 2009

Via U.S. Mail

Mr. Gerald E. Brock
Chief Executive Officer
WindTamer Corporation
6053 Ely Avenue
Livonia, NY 14487

      Re: Windtamer Corporation
               Item 4.01 Form 8-K Dated October 1, 2009
               File No. 0-53510

Dear Mr. Brock:

      We have completed our review of your Item 4.01 Form 8-K and have no further comments at this time.

               Sincerely,

               Kevin L. Vaughn
               Accounting Branch Chief